CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS AGREEMENT BECAUSE IT IS BOTH (i) NOT MATERIAL AND (ii) WOULD BE LIKELY TO CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICLY DISCLOSED. SUCH EXCLUDED INFORMATION IS DENOTED BY AS FOLLOWS: “[REDACTED]” AMENDING AGREEMENT #7 TO THE AMENDED AND RESTATED CREDIT AGREEMENT THIS AMENDING AGREEMENT (the “Agreement”) is dated as of February 13, 2023 AMONG: ALITHYA GROUP INC. as Borrower AND: EACH OF THE GUARANTORS IDENTIFIED HEREIN as Guarantors AND: EACH OF THE FINANCIAL INSTITUTIONS FROM TIME TO TIME PARTIES TO THE AMENDED AND RESTATED CREDIT AGREEMENT as Lenders AND: THE BANK OF NOVA SCOTIA as Administrative Agent PRELIMINARY STATEMENT: WHEREAS pursuant to the Amended and Restated Credit Agreement dated as of June 18, 2020 among Alithya Group Inc., as Borrower, each of the guarantors identified therein, as Guarantors, each of the financial institutions from time to time parties thereto, as Lenders, and The Bank of Nova Scotia, as Administrative Agent, as amended by an Amending Agreement No. 1 dated March 25, 2021, an Amending Agreement No. 2 dated June 30, 2021, an Amending Agreement No. 3 dated September 28, 2021, an Amending Agreement No. 4 dated September 30, 2021, an Amending Agreement No. 5 dated January 27, 2022 and an Amending Agreement No. 6 dated September 29, 2022 (as such agreement may be further amended, supplemented, replaced, restated or otherwise modified from time to time, the “Amended and Restated Credit Agreement”), the Lenders agreed to provide to the Borrower the Credit Facility; WHEREAS the Lenders and the Borrower wish to amend the Amended and Restated Credit Agreement; NOW THEREFORE in consideration of the mutual covenants herein set forth, it is agreed as follows:

- 2 - ARTICLE 1 INTERPRETATION 1.1 Defined Terms. All capitalized terms herein, unless otherwise expressly defined herein, shall have the meanings ascribed to them in the Amended and Restated Credit Agreement as amended pursuant to Article 2 of this Agreement. 1.2 Amending Agreement. The Amended and Restated Credit Agreement and all documents or agreements incidental or related thereto shall henceforth be read and construed in conjunction with this Agreement; and the Amended and Restated Credit Agreement and this Agreement shall henceforth have effect as far as practicable as though the provisions thereof were contained in one document. 1.3 Headings. The headings of the Articles and Sections of this Agreement are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement. 1.4 References. All references to Articles, Sections, Exhibits and Schedules, unless otherwise specified, are to Articles, Sections, Exhibits and Schedules of the Amended and Restated Credit Agreement. 1.5 Confirmation. All the terms, conditions and provisions of the Amended and Restated Credit Agreement not otherwise amended by this Agreement shall remain unchanged and have full force and effect. ARTICLE 2 AMENDMENTS TO AMENDED AND RESTATED CREDIT AGREEMENT1 2.1 Section 1.1.74 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “1.1.74 “Fixed Charge Coverage Ratio” – means, for any period, with reference to the Borrower on a consolidated basis, the ratio of (a) Adjusted EBITDA less (i) cash income taxes paid, (ii) Distributions, (iii) Unfunded Capital Expenditures divided by (b) aggregate Interest Expense of the Borrower during such period plus regular scheduled principal repayments on Total Debt during such period including, for greater clarity, debt-like instruments such as balance of sale, earn-outs (when due and payable only) and vendor take-backs plus any principal repayment on Subordinated Debt. [Redacted]” 2.2 Section 1.1.87 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following: 1 Additions shown in underlined/bold and removals shown in strikethrough.

- 3 - “1.1.87 “IQ Loan Facility” – means any extension of credit to an Obligor by IQ from time to time for the purpose of financing tax credits for any specific taxation year provided that the aggregate amount of such IQ Loan Facility does not exceed $17,000,000 C$25,000,000 at any time, each as amended, restated or renewed from time to time.” 2.3 Section 1.1.88 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “1.1.88 “IQ Security” – means (i) a deed of movable hypothec on a universality of claims made by Alithya Canada in favour of IQ for an amount of $16,666,667 and registered at the Québec register of personal and movable real rights on November 29, 2021 under number 21-1294444-0001, (ii) a deed of movable hypothec on a universality of claims made by Alithya Canada in favour of IQ for an amount of $19,446,200, plus 20% of such amount, and registered at the Québec register of personal and movable real rights on November 09, 2022 under number 22-1247569-0001, and (iii) each subsequent deed of movable hypothec or other security document granted by any Obligor in favour of IQ strictly to finance an IQ Loan Facility and not the IQ Subordinated Debt.” 2.4 Section 12.1.11 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “12.1.11 Bank Accounts: in consideration of the Lenders authorizing it to collect its claims until such authorization is withdrawn in accordance with the provisions of the Security Documents, each Obligor shall maintain all of its Canadian bank accounts and other Canadian banking services, including Treasury Management Services for risk management purposes, but excluding commercial credit card and merchant card services, exclusively with the Lenders, provided that, in the event that any such Canadian bank account is held with a Lender other than BNS and in respect of any bank accounts maintained or used by a US Obligor with a US financial institution, such bank accounts shall be subject to an account control agreement to the extent required pursuant to Section 13.1.4, as applicable. Notwithstanding the foregoing, all bank accounts held by Alithya IT Services Inc. with [Redacted] shall have, at all times, credit balances of not greater than C$6,000,000 in aggregate until January 31, 2022 and C$50,000 in aggregate until September 30, 2022 failing which, Alithya IT Services Inc. undertakes to transfer any amount above such threshold to its bank account held with BNS. In addition, any bank account held by Alithya IT Services Inc. with [Redacted] shall be closed on or before September 30, 2022. Furthermore, (i) all bank accounts held by Vitalyst, LLC [Redacted] shall have, at all times, credit balances not exceeding C$4,000,000C$2,000,000 (or the Equivalent Amount in USDollars) in aggregate, and (ii) all bank accounts held by Datum Consulting Group, LLC [Redacted] shall have, at all times,

- 4 - credit balances not exceeding C$3,000,000C$1,500,000 (or the Equivalent Amount in USDollars) in aggregate, and (iii) all bank accounts held by [Redacted] with financial institutions outside of Canada or the United States shall have, at all times, credit balances not exceeding C$3,000,000 (or the Equivalent Amount in another currency), failing which, such Persons shall forthwith transfer any amount above such thresholds to their bank accounts held with BNS. The Obligors undertake to transfer to [Redacted] their bank accounts held in the U.S. as of January 27, 2022 and which are not held with [Redacted] no later than June 30, 2023. [Redacted]. Notwithstanding the requirement to obtain account control agreement in respect of any bank accounts maintained or used by a US Obligor with a US financial institution as set forth in Section 12.1.11, the Lenders agree to waive such requirement for the bank accounts held by Datum Consulting Group, LLC with [Redacted] provided that such bank accounts are permanently closed by no later than December 31, 2022 June 30, 2023. In addition, the Lenders also agree to extend the delay provided for in such Section 12.1.11 for the bank accounts of Vitalyst, LLC to be transferred to [Redacted], which bank accounts shall be transferred by no later than December 31, 2022.” 2.5 Section 13.1.4.4 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “13.1.4.4 [Redacted]” ARTICLE 3 UPFRONT FEE The Borrower acknowledges that the Lenders have earned an upfront fee in connection with this Agreement in the amount of [Redacted] per Lender (for a total of amount of [Redacted]) and that such fee is fully earned upon signature of this Agreement, shall not be refundable for any reason whatsoever and shall be paid to the Agent upon signature of this Agreement. ARTICLE 4 EFFECTIVENESS AND CONDITIONS PRECEDENT 4.1 Conditions Precedent to Effectiveness of this Agreement This effectiveness of this Agreement is subject to and conditional upon the prior fulfilment of the following conditions to the satisfaction of the Agent, the Lenders and the Lenders’ Counsel: 4.1.1 The Agent and the Lenders shall have received: (i) a signed copy of this Agreement; and (ii) all other information, certificate or document the Agent or the Lenders may require in respect of the Obligors and their respective Assets.

- 5 - 4.1.2 All amounts due and payable by the Borrower, including the reasonable legal fees of the Agent and the Lenders, shall have been paid concurrently with the signature of this Agreement. ARTICLE 5 GENERAL PROVISIONS 5.1 Novation. It is expressly understood and agreed between the parties hereto that this Agreement does not constitute a novation of the terms and conditions of the Credit Facility, the Amended and Restated Credit Agreement or the other Loan Documents, the Lenders hereby reserving all of their rights and recourses under the Credit Facility, the Amended and Restated Credit Agreement and the other Loan Documents. Nothing set forth in this Agreement shall, except as specifically set forth herein, be construed as altering the obligations of the Obligors under the Credit Facility, the Amended and Restated Credit Agreement and the other Loan Documents. Nothing herein shall in any way release the Obligors from their obligations to the Lenders under the Credit Facility, the Amended and Restated Credit Agreement and the other Loan Documents. 5.2 Execution in Counterparts: This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement. 5.3 Language: The parties hereby confirm their express wish that this Agreement and all the documents and agreements directly or indirectly related thereto be drawn up in English. Les parties reconnaissent leur volonté expresse que la présente convention ainsi que tous les documents et conventions qui s'y rattachent directement ou indirectement soient rédigés en langue anglaise. IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective representatives thereunto duly authorized as of the date first above written. [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK. SIGNATURE PAGES AND SCHEDULES FOLLOW.]

- S1 - Signature Page Amending Agreement #7 to ARCA Alithya Group Inc. Borrower: ALITHYA GROUP INC. By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title:

- S2 - Signature Page Amending Agreement #7 to ARCA Alithya Group Inc. Guarantors: ALITHYA USA, INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA CANADA INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA FINANCIAL SOLUTIONS, INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA RANZAL LLC By: (s) Authorized Signing Officer Name: Title: ALITHYA FULLSCOPE SOLUTIONS, INC. By: (s) Authorized Signing Officer Name: Title:

- S3 - Signature Page Amending Agreement #7 to ARCA Alithya Group Inc. ALITHYA CONSULTING INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA DIGITAL TECHNOLOGY CORPORATION By: (s) Authorized Signing Officer Name: Title: ALITHYA ZERO2TEN, INC. By: (s) Authorized Signing Officer Name: Title: VITALYST, LLC By: (s) Authorized Signing Officer Name: Title: DATUM CONSULTING GROUP, LLC By: (s) Authorized Signing Officer Name: Title:

Signature Page Amending Agreement #7 to ARCA Alithya Group Inc. Administrative Agent: THE BANK OF NOVA SCOTIA, as Administrative Agent By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title:

- S5 - Signature Page Amending Agreement #7 to ARCA Alithya Group Inc. Lenders: THE BANK OF NOVA SCOTIA By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title:

- S6 - Signature Page Amending Agreement #7 to ARCA Alithya Group Inc. FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title:

- S7 - Signature Page Amending Agreement #7 to ARCA Alithya Group Inc. BANK OF MONTREAL By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title: